

21002856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Proc **ANNUAL AUDITED REPORT**
Section **FORM X-17A-5**
MAR 03 2021 **PART III**
Washington DC

SEC FILE NUMBER
8-50435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/20_____ AND ENDING_____12/31/20_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J. M. Lummis Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

50 Locust Avenue
(No. and Street)

New Canaan   **CT**   **06840**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Ambuhl Galione   (203) 966-0005
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynlds & Rowella, LLP
(Name – if individual, state last, first, middle name)

51 Locust Avenue   **New Canaan**   **CT**   **06840**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____David Lummis_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____J. M. Lummis Securities, Inc._____ , as of _____December 31_____ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

President

Title

_____

Notary Public

CYNTHIA M DEAN
Notary Public
Connecticut
My Commission Expires Nov 30, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. Lummis Securities, Inc.
Financial Statements
December 31, 2020

J.M. Lummis Securities, Inc.
Index to Financial Statements
December 31, 2020

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplemental Information:	
Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934	10
Schedule II: Computation of Aggregate Indebtedness	11
Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant To SEC Rule 15c3-3	12



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of J.M. Lummis Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.M. Lummis Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II: Computation of Aggregate Indebtedness and Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds + Rowella, LLP

We have served as J.M. Lummis Securities, Inc.'s auditor since 2009.
New Canaan, Connecticut
February 25, 2021

J.M. Lummis Securities, Inc.
Statement of Financial Condition
As of December 31, 2020

Assets

Cash and cash equivalents	
Due from clearing organization	$ 611,227
Prepaid expenses	465,493
Total Assets	917
	$ 1,077,637

Liabilities and Shareholder's Equity

Accounts payable and accrued expenses	
Due to Parent	$ 17,636
Total Liabilities	27,500
	45,136

Shareholder's Equity

Common stock, no par value	
20,000 shares authorized, 100 shares issued and outstanding	20,000
Additional paid-in capital	1,309,620
Retained deficit	(297,119)
Total Shareholder's Equity	1,032,501

Total Liabilities and Shareholder's Equity	$ 1,077,637

See accompanying notes to financial statements.

2

J.M. Lummis Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Bond and money market commissions	$	141,617
Interest		209
Total Revenues		141,826
Operating Expenses		
Allocated expenses (Note 2)		119,600
Professional Fees		19,500
Transaction fees		12,764
Other		10,173
Total Operating Expenses		162,037
Net Loss	$	(20,211)

J.M. Lummis Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Shareholder's Equity
	Shares	Amount			
Beginning Balance, January 1, 2020	100	$ 20,000	$ 594,620	$ (276,908)	$ 337,712
Contributions	-	-	715,000	-	715,000
Net Loss	-	-	-	(20,211)	(20,211)
Ending Balance, December 31, 2020	100	$ 20,000	$ 1,309,620	$ (297,119)	$ 1,032,501

J.M. Lummis Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Operating Activities

Net Loss	$	(20,211)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Due from clearing organization		(128,173)
Prepaid expenses		(285)
Accounts receivable		13,017
Accounts payable and accrued expenses		24,326
Net Cash Used In Operating Activities		(111,326)
Financing Activities		
Contributions		715,000
Net Cash Provided by Financing Activities		715,000
Net Change in Cash and Cash Equivalents		603,674
Cash and Cash Equivalents at Beginning of Year		7,553
Cash and Cash Equivalents at End of Year	$	611,227

J.M. Lummis Securities, Inc.
Notes to Financial Statements
December 31, 2020

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

J.M. Lummis Securities, Inc. (the "Company"), was incorporated on June 19, 1997 and is a wholly-owned subsidiary of J.M. Lummis and Company, Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of brokering corporate bonds and money market instruments.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company records commissions when earned which is generally on the date the trade closes.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Due from Clearing Organization

Due from clearing organization primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization. Included in due from clearing organization is a $450,000 required deposit.

Accounts Receivable

Accounts receivable includes commissions which represent amounts due from other broker dealers for the execution of brokering transactions.

Accounts receivable are carried at the original amount less an estimate made for the allowance for doubtful accounts based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering the customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction to bad debt expense when received. At December 31, 2020 there was no allowance for doubtful accounts.

J.M. Lummis Securities, Inc.
Notes to Financial Statements
December 31, 2020

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of January 1, 2020. There was no impact to opening shareholder's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

Federal and State Income Taxes

The Company files a consolidated Federal income tax return with its Parent and combined State and local tax returns. The Parent has elected under the Internal Revenue Code to be taxed as an S Corporation. All Federal and Connecticut State taxes owed by the Company will be the responsibility of the Parent or its shareholder. Based upon various apportionment rules and State and city income tax laws, the Company may be responsible for income taxes in States in which the Company does business. At December 31, 2020 no taxes were owed.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2017 through 2020 tax years are open for examination by Federal, State and local tax authorities.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

J.M. Lummis Securities, Inc.
Notes to Financial Statements
December 31, 2020

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent because the Company and the Parent use all of the same vendors and the Parent processes all of the Company's vendor payments and Company payroll. These shared expenses include telephone, Bloomberg, information technology, insurance, office equipment and office expense. In addition, the Company shares office space with the Parent. The Company paid the Parent $2,500 per month for these expenses through 2020. In addition, the Company paid the Parent $3,000 per month for salary expense as well as a percent of commissions generated that is paid by the Parent. In total, the Company was charged by the Parent $119,600 during 2020 under this Agreement. The amount owed to the Parent at December 31, 2020 was $27,500.

The Company did not declare or pay a dividend to the Parent during the year ending December 31, 2020.

On February 4, 2021, the Company received a financial support letter from the Parent stating that if needed, the Parent would fund operations of the Company.

3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2020, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,031,584 which exceeded the minimum requirement of $5,000. At December 31, 2020, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.0437 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing broker or dealer.

J.M. Lummis Securities, Inc.
Notes to Financial Statements
December 31, 2020

5. Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. Therefore, all of the customers' account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

6. Legal Risk Disclosure

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2020 no accrual for loss contingencies was deemed necessary.

7. COVID 19 Disclosure

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. As of the date of the audit report, the COVID-19 pandemic continues to persist domestically and globally. At the current time, management is unable to predict how COVID-19 will affect the Company's future financial performance due to the uncertainties surrounding the severity and duration of the pandemic.

Supplemental Information

J.M. Lummis Securities, Inc.
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
As of December 31, 2020

Total Shareholder's Equity Qualified for Net Capital	$ 1,032,501
Deductions:	
Less non allowable assets:	
Cash- central depository registration	917
Net Capital	$ 1,031,584
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess Net Capital	$ 1,026,584
Excess Net Capital at 1,000 Percent	$ 1,025,584

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

J.M. Lummis Securities, Inc.
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2020

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$	45,136
Total liabilities	$	45,136
Ratio of aggregate indebtedness to net capital	0.0437 to 1.0	

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

J.M. Lummis Securities, Inc.
Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2020

The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) wherein the Company clears all customer transactions through another broker-dealer on a fully disclosed basis.



LUMMIS
J.M. Lummis Securities, Inc.

J. M. Lummis Securities, Inc.'s Exemption Report

J. M. Lummis Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- (1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(II).
- (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(II) throughout the most recent fiscal year without exception.

J. M. Lummis Securities, Inc.

I, David Lummis, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: President

February 5, 2021

Fixed Income Specialists
Member NASD, SIPC
50 Locust Avenue, New Canaan, Connecticut 06840
(800) 243-4381   www.jmlummis.com   (203) 972-1272 Fax



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of J.M. Lummis Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.M. Lummis Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which J.M. Lummis Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.M. Lummis Securities, Inc. stated that J.M. Lummis Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. J.M. Lummis Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included other inquiries and other required procedures to obtain evidence about J.M. Lummis Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds + Rowella, LLP

New Canaan, CT
February 25, 2021